Exhibit 99.1
FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
408-242-6285
Results for the Quarter ended June 30, 2006 under US GAAP
WIPRO RECORDS 44% GROWTH IN NET INCOME
Bangalore, India and Mountain View, California — July 19, 2006 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its first fiscal quarter ended June 30, 2006.
Highlights for the Results:
➢	Net Income was Rs. 6.14 billion ($134 million1), representing an increase of 44% over the same period last year.

➢	Total Revenue was Rs. 31.31 billion ($683 million1), representing an increase of 37% over the same period last year.

➢	Global IT Services and Products Revenue was Rs.24.48 billion ($534 million1), representing an increase of 42% over the same period last year.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 5.91 billion ($129 million1), representing an increase of 45% over the same period last year

➢	Global IT Services and Products added 62 new clients during the quarter.
Outlook for our Quarter ending September 30, 2006
Azim Premji, Chairman of Wipro, commenting on the results said “The results for the quarter were quite satisfying; we enhanced our strategic investments to sustain long term growth even as we continued solid execution leading to improvements in operating performance. Our Global IT Services business continued to witness broad based growth, across Verticals, Geographies and Service lines. The external environment remains buoyant — we see Offshoring at the center-stage of IT Strategy of Global Corporations. In these exciting times, we are well-positioned to benefit from our diversified service portfolio and deep industry expertise. Looking ahead, for the quarter ending September 2006, we expect our Revenue from our Global IT services business to be approximately $577 million”
Suresh Senapaty, Chief Financial Officer, said “During the quarter ended June 2006, our Global IT Services Revenue at $ 539.3 M was ahead of our guidance of $ 533 M. Revenue of Global IT Services segment included $3.2 M from Enabler, acquisition announced and consummated during the quarter. Continuing strong momentum, our Financial Solutions and combined Technology Business delivered 60% and 40% year on year growths respectively. Among service-lines, Testing Services grew 86% year on year while our Technology Infrastructure Services grew 67% year on year. On margin front, improved price realizations, higher utilization, continued improvements in BPO profitability helped in partially offsetting the additional investments in sales and marketing and acquisition related pressures on profitability”.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs.45.87. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended June 30, 2006 was US$1=Rs. 45.43

Wipro Limited
Total Revenue for the quarter ended June 30, 2006 was Rs.31.31 billion ($683 million1), representing an increase of 37% over the same period last year. Net Income for the quarter ended June 30, 2006 was Rs. 6.14 billion ($134 million1), representing an increase of 44% over the same period last year. Earnings Per Share, for the quarter ended June 30, 2006, was Rs. 4.33 ($0.091), representing an increase of 42% over the same period last year (as adjusted for stock divided paid in August 2005).
Global IT Services and Products (78% of Total Revenue and 91% of Operating Income for quarter ended June 30, 2006)
Our Global IT Services and Products business segment recorded Revenues of Rs. 24.48 billion2 ($534 million1) for the quarter ended June 30, 2006, representing an increase of 42% over the same period last year. EBIT for this segment was Rs.5.91 billion ($ 129 million1) for the quarter ended June 30, 2006, representing an increase of 45% over the same period last year. Operating Income to Revenue for this segment was 24.2% for the quarter ended June 30, 2006, representing an increase of approximately 60 basis points from the same period last year. This increase was primarily due to more work performed offshore, favorable employee-mix and improved profitability in our BPO Services business. Return on Capital Employed (ROCE) for this segment was 55% for the quarter ended Jun 30, 2006, compared to 56% for the same period last year.
We had 56,435 employees as of June 30, 2006, which includes 40,496 employees in our IT Services business and 15,939 employees in our BPO business. Compared to quarter ended March 31, 2006, this represents a net addition of 2,693 employees which included additional 409 employees from our completed acquisitions.
Our Global Command Center which offers a unique delivery model for outsourced infrastructure services — won the Marico Foundation and Business World’s “Innovation for India” award under the Business Model category in June 2006. Also, Wipro was the only Indian company to figure in Business Week IN 25 Champions of Innovation listing in June 2006.
During the quarter, Wipro made three acquisitions in this segment — Enabler Informatica- a Retail Solutions provider based in Europe, Saraware Oy- an Engineering & Design services provider based in Finland, and Quantech Global Services — a Mechanical Design Services firm based in US and India. The operating results of Enabler have been consolidated into Wipro’s operating results effective June 1, 2006 resulting in additional Revenue of Rs. 149 million ($3.2 million) and PBIT of Rs. 27 million. Saraware Oy has been consolidated into Wipro’s operating results with effect from June 30, 2006.
Our Global IT Services and Products business added 62 new clients during the quarter, of which eight were Fortune 1000 or Global 500 companies, comprised of 60 new clients in our IT Services and Products Business (24 new Technology clients and 36 new Enterprise clients) and 2 new clients in our BPO Services business.

[2]	Global IT Services and Products segment Revenues were Rs. 24.51 billion for the quarter ended June 30, 2006 under the Indian GAAP. The difference of Rs. 29 million ($ 0.64 million1) is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs.45.87. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended June 30, 2006 was US$1=Rs. 45.43

India and Asia-Pac IT Services and Products (14% of Total Revenue and 5% of Operating Income for quarter ended June 30, 2006)
Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 4.37 billion ($95 million1) for the quarter ended June 30, 2006, representing an increase of 29% over the same period last year. EBIT for this segment was Rs. 353 million ($8 million1) for the quarter ended June 30, 2006, representing an increase of 37% over the same period last year.
Our Operating Income to Revenue for this segment was 8.1% for the quarter ended June 30, 2006, representing an increase of approximately 50 basis points over the same period last year. ROCE for this segment was 49% for the quarter ended June 30, 2006, compared to 55% for the same period last year.
Consumer Care and Lighting (5% of Total Revenue and 4% of Operating Income for Quarter ended June 30, 2006)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 1.65 billion ($36 million1) for the quarter ended June 30, 2006, representing an increase of 25% over the same period last year. EBIT for this segment was Rs. 231 million ($5 million1) for the quarter ended June 30, 2006, representing an increase of 24% over the same period last year.
Our Operating Income to Revenue for this segment was 14% for the quarter ended June 30, 2006, representing a decrease of approximately 10 basis points over the same period last year. ROCE for this segment was 51% for the quarter ended June 30, 2006, compared to 89% for the same period last year.
During the quarter, Wipro acquired switches business from North-West Switchgear Limited, a company in the business of electrical products, in this segment. Wipro also entered into a manufacturing agreement with the seller for a period of five years.
Our results for the quarter ended June 30, 2006, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 A.M. Indian Standard Time (2:15 A.M. US Eastern Time) and at 6:45 P.M. Indian Standard Time (9:15 A.M. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com . An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs.45.87. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended June 30, 2006 was US$1=Rs. 45.43 and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which was US $1=Rs.45.87. However, the realized exchange rate in our Global IT Services and Products segment for the quarter ended June 30, 2006 was US$1=Rs. 45.43

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended June 30,
	2005		2006		2006
					Convenience translation
					into US$
	(unaudited)		(unaudited)		(unaudited)
Revenues:
Global IT Services and Products
IT Services	Rs.	15,601.83	Rs.	22,413.51	$488.63
BPO Services		1,828.04		2,099.20	45.76
India and AsiaPac IT Services and Products
Services		1,422.61		1,608.27	35.06
Products		1,989.74		2,747.91	59.91
Consumer Care and Lighting		1,322.27		1,649.99	35.97
Others		700.69		793.42	17.30

Total		22,865.18		31,312.30	682.63

Cost of revenues:
Global IT Services and Products
IT Services		9,842.84		14,617.39	318.67
BPO Services		1,472.27		1,493.24	32.55
India and AsiaPac IT Services and Products
Services		850.41		891.19	19.43
Products		1,766.20		2,488.10	54.24
Consumer Care and Lighting		825.83		1,056.39	23.03
Others		524.92		635.46	13.85

Total		15,282.47		21,181.77	461.78

Gross profit		7,582.71		10,130.53	220.85
Operating expenses:
Selling and marketing expenses		(1,640.05)		(2,036.47)	(44.40)
General and administrative expenses		(1,170.96)		(1,478.05)	(32.22)
Research and development expenses		(42.55)		(57.33)	(1.25)
Amortization of intangible assets		(14.54)		(53.50)	(1.17)
Foreign exchange gains/(losses), net		(148.23)		(18.76)	(0.41)
Others, net		18.76		22.84	0.50

Operating income		4,585.14		6,509.26	141.91
Other income, net		213.63		507.51	11.06
Equity in earnings/(losses) of affiliates		56.25		65.36	1.42

Income before income taxes, minority interest and cumulative effect of		4,855.02		7,082.13	154.40
change in accounting principle
Income taxes		(586.03)		(979.22)	(21.35)
Minority interest		(1.40)		—	—

Income before cumulative effect of change in accounting principle		4,267.59		6,102.91	133.05
Cumulative effect of change in accounting principle		—		39.09	0.85

Net income	Rs.	4,267.59	Rs.	6,142.00	$133.90

Earnings per equity share:
Basic		3.05		4.33	0.09
Diluted		3.03		4.27	0.09

Additional Information
Operating Income
Global IT Services & Products	Rs.	4,068.18	Rs.	5,911.48	$128.87
India & AsiaPac IT Services & Products		257.64		353.42	7.70
Consumer Care & Lighting		185.82		230.59	5.03
Others		98.75		72.50	1.58
Reconciling Items		(25.25)		(58.72)	(1.28)
Total	Rs.	4,585.14	Rs.	6,509.27	$141.91

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of June 30,				As of March 31,
	2005		2006	2006	2006
				Convenience
				translation into
				US$
	unaudited		unaudited	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	4,661.97	4,347.37	$94.78	Rs.	8,857.70
Investments in liquid and short-term mutual funds		27,195.94	35,978.88	784.37		30,328.42
Accounts receivable, net of allowances		15,088.49	21,739.35	473.93		20,593.11
Costs and earnings in excess of billings on contracts in progress		2,941.73	5,350.59	116.65		4,336.06
Inventories		1,582.44	2,307.37	50.30		2,064.61
Deferred income taxes		202.59	173.89	3.79		168.28
Other current assets		2,952.70	5,656.23	123.31		5,463.04

Total current assets		54,625.86	75,553.68	1,647.13		71,811.22
Property, plant and equipment, net		14,246.14	19,365.11	422.17		17,777.40
Investments in affiliates		825.49	1,108.44	24.16		1,043.09
Deferred income taxes		223.64	182.91	3.99		182.91
Intangible assets, net		363.41	2,248.05	49.01		854.33
Goodwill		5,914.54	11,443.45	249.48		7,480.85
Other assets		857.76	1,342.67	29.27		1,243.98

Total assets	Rs.	77,056.84	111,244.31	$2,425.21	Rs.	100,393.78

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:

Borrowings from banks and foreign state institutions	Rs.	544.57	725.78	$15.82	Rs.	704.55
Accounts payable		2,944.33	3,945.23	86.01		4,145.96
Accrued expenses		4,366.98	7,305.98	159.28		6,600.63
Accrued employee costs		3,225.34	4,548.26	99.16		4,425.12
Advances from customers		1,430.81	1,648.50	35.94		1,616.26
Other current liabilities		2,262.54	5,657.25	123.33		3,614.42

Total current liabilities		14,774.57	23,831.00	519.53		21,106.94
Deferred income taxes		—	272.84	5.95		127.46
Other liabilities		253.49	480.44	10.47		395.04

Total liabilities		15,028.06	24584.28	535.96		21,629.44

Minority interest		—	—	—		—
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,409,742,406 and 1,431,992,871 shares as of June 30, 2005 and 2006		1,409.74	2,863.99	62.44		2,851.51
Additional paid-in capital		10,895.54	16,374.46	356.97		14,318.65
Accumulated other comprehensive income		317.62	119.09	2.60		433.70
Retained earnings		49,405.96	67,302.57	1,467.25		61,160.56
Equity shares held by a controlled Trust: 7,893,060 and 7,869,060 shares as of June 30, 2005 and 2006		(0.08)	(0.08)	(0.00)		(0.08)

Total stockholders’ equity		62,028.78	86,660.03	1,889.25		78,764.34

Total liabilities and stockholders’ equity	Rs.	77,056.84	111,244.31	$2,425.21	Rs.	100,393.78